

November 14, 2019

Douglas L. Braunstein
Managing Member
HEC Master Fund LP
570 Lexington Avenue, 35th Floor
New York, New York 10022

> **Re:** **USA Technologies, Inc.**
> **PRRN14A amended proxy statement filing made on Schedule 14A**
> **Filed on November 12, 2019 by Hudson Executive Capital LP, et al.**
> **File No. 001-33365**

Dear Mr. Braunstein,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Amendment No. 1 to Preliminary Proxy Statement filed under cover of Schedule 14A

Letter to Shareholders | Form of Blue Consent

1. Disclosure has been made in both of the above-captioned locations that indicates "Hudson strongly disagrees with the Company's assertion that our solicitation is invalid." Section 3.03(a) of the registrant's Amended and Restated Bylaws states, however, that no special meeting of shareholders may be "requested" before USA Technologies holds its annual meeting. Advise us, with a view towards revised disclosure, whether or not the participants' "Consent to Request" as titled on the Form of Blue Consent and sought from shareholders constitutes a "request" within the meaning of amended Section 3.03(a).

2. We noticed the participants disclosed the risk that USA Technologies will not recognize properly executed consents delivered by shareholders, and, accordingly, may in turn refuse to call the Special Meeting even if the participants deliver the requisite consents. Please supplement these disclosures to indicate, if true, that any legal question surrounding the validity of such consents may ultimately be determined in a court of competent jurisdiction.

<u>Why We Are Seeking to Call the Special Meeting, page 1</u>

3. Proposal 1, by its terms, only contemplates the repeal of bylaws adopted by the Board without the approval of the Company's shareholders "subsequent to October 18, 2019." Given that the registrant filed a Form 8-K on October 18, 2019 that included multiple changes within the Amended and Restated Bylaws approved by the Board that day, please advise us, with a view towards revised disclosure, whether the participants intend to exclude from Proposal 1 the changes to the Bylaws approved and filed on October 18, 2019.

4. Please refer to the following statement: "Approval of Proposal 1 would also result in the repeal of amendments adopted after October 18, 2019 that may be aligned with the interests of the shareholders, if any." Use of the term "if any" in this context is open to interpretation, and arguably could be read to qualify the reference to "amendments adopted after October 18." To remove the potential implication that no amendments to the registrant's Amended and Restated Bylaws have occurred since October 18, please revise to acknowledge that the registrant has since submitted two Form 8-K filings, and such filings contain amendments to the Amended and Restated Bylaws in addition to those adopted on October 18.

The preceding comments have been issued to help ensure that the participants' solicitation of consents, as regulated under Section 14(a) of the Securities Exchange Act of 1934 and corresponding Regulation 14A thereunder, does not contravene Rule 14a-9. Rule 14a-9, by its terms, prohibits the omission of any material fact necessary in order to make the statements contained within the consent solicitation statement not false or misleading. In addition, we remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand, Esq.